Exhibit 99.1

Sundance Energy Provides September 2018 Operational Update

DENVER, CO September 6th, 2018 (GLOBE NEWSWIRE) — Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford in South Texas, today provided an update regarding the Company’s recent development activities.

Production

Sundance brought 7 wells online in August, including 5 wells on the recently acquired acreage in Live Oak County.  The Company brought the 2-well Justin Toms pad, located in Atascosa County, online in early September.

Well Name	County	IP Date	Completed Lat Length		Choke	24- Hour IP	% Oil	Cum Production	% Oil
Harlan Bethune 25H	Live Oak	15-Aug-18	4,973	’	16/64	941	74%	20,125	73%
Harlan Bethune 26H	Live Oak	15-Aug-18	4,161	’	16/64	1,387	78%	25,624	79%
Harlan Bethune 27H	Live Oak	15-Aug-18	3,469	’	16/64	1,264	76%	26,166	76%
Harlan Bethune 34H	Live Oak	19-Aug-18	3,506	’	16/64	1,458	77%	23,802	76%
Harlan Bethune 35H	Live Oak	19-Aug-18	3,678	’	16/64	1,504	78%	23,761	77%
Allen MCM 1HA	McMullen	17-Aug-18	8,015	’	28/64	1,388	76%	23,813	75%
Allen MCM 2HA	McMullen	17-Aug-18	8,234	’	28/64	1,297	78%	21,398	78%

Drilling Activities

Sundance is currently drilling the 4-well James Keith Esse pad and the 2-well Idylwood pad, both located in Live Oak County.

Completion Activities

Upon completion of the 2-well Justin Toms pad the Company released its frac crew ahead of schedule.  The frac crew will be mobilized for Sundance’s fourth quarter completions in late September.

Well Name	County	Spud Date	Frac Start Date	IP Date	Completed Lat Length		30-Day IP Rate (boe/d)	% Oil
Paloma Ranch 7H	McMullen	18-Jan-18	17-May-18	2-Jun-18	7,690	’	1,345	62%
Peeler Ranch 8HC	Atascosa	1-Mar-18	28-May-18	26-Jun-18	5,642	’	484	92%
Peeler Ranch 9HC	Atascosa	24-Mar-18	28-May-18	26-Jun-18	5,820	’	446	93%
Allen MCM 1HA	McMullen	21-Apr-18	6-Jul-18	17-Aug-18	8,015	’	—	—
Allen MCM 2HA	McMullen	13-May-18	6-Jul-18	17-Aug-18	8,234	’	—	—
Harlan Bethune 25H	Live Oak	7-May-18	24-Jul-18	15-Aug-18	4,973	’	—	—
Harlan Bethune 26H	Live Oak	11-May-18	22-Jul-18	15-Aug-18	4,161	’	—	—
Harlan Bethune 27H	Live Oak	13-May-18	22-Jul-18	15-Aug-18	3,469	’	—	—
Justin Tom 05H	Atascosa	17-Jun-18	12-Aug-18	3-Sep-18	6,258	’	—	—
Justin Tom 06H	Atascosa	14-Jun-18	12-Aug-18	3-Sep-18	6,299	’	—	—
Harlan Bethune 34H	Live Oak	25-Jun-18	3-Aug-18	19-Aug-18	3,506	’	—	—
Harlan Bethune 35H	Live Oak	22-Jun-18	3-Aug-18	19-Aug-18	3,678	’	—	—
James Keith Esse 06H	Live Oak	26-Jul-18	—	—	—		—	—
James Keith Esse 07H	Live Oak	22-Jul-18	—	—	—		—	—
James Keith Esse 08H	Live Oak	24-Jul-18	—	—	—		—	—
James Keith Esse 09H	Live Oak	20-Jul-18	—	—	—		—	—
Idylwood 04H	Live Oak	3-Aug-18	—	—	—		—	—
Idylwood 05H	Live Oak	3-Aug-18	—	—	—		—	—

For more information, please contact:

United States:
John Roberts	Eric McCrady
VP Finance & Investor Relations	CEO and Managing Director
Tel: +1 (720) 638-2400	Tel: +1 (303) 543-5703

Australia:
Mike Hannell
Chairman
Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford where the company has a position of approximately net 56,600 net acres. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Cautionary Note Regarding Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.